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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AK CAPITAL LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR

(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT   (201) 738-9373

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE LLP

(Name – if individual, state last, first, middle name)

488 MADISON, AVENUE	**NEW YORK**	**NY**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AK CAPITAL LLC _____, as

of DECEMBER 31st _____, 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____



Signature

CHIEF EXECUTIVE OFFICER

Title



EARL RAMSEY
NOTARY PUBLIC, STATE OF NEW
Registration No. 01RA63804-9
Qualified in Kings County
Commission Expires September 4, 2022



Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON

AK CAPITAL, LLC

DECEMBER 31, 2018

PUBLIC DOCUMENT
Per Rule 17a-5(e)(3)

AK CAPITAL, LLC
DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of AK Capital, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AK Capital, LLC. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as AK Capital, LLC's auditor since 2018.

New York, New York
February 28, 2019

1

AK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2018

AK CAPITAL, LLC

ASSETS

Cash	$	8,097
Securities owned, at fair value - Note B		64,276,512
Interest receivable from clearing broker - Note D		345,283
Deposit with clearing broker - Note G		150,000
Other assets		142,792
TOTAL ASSETS	$	64,922,684

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	7,293
Due to clearing broker - Note D		56,852,313
Accrued expenses and other liabilities		561,605
Total Liabilities		57,421,211

Commitments and contingencies - Notes G and H

Members' equity	7,501,473
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 64,922,684

The accompanying notes are an integral part of the financial
statement and should be read in conjunction therewith.

AK CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2018

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly-owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer and is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades fixed income securities with the intention to aggregate pools of securities to trade to customer accounts and third parties.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in due to clearing broker on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board, Accounting Standards Codification 820 ("FASB ASC 820"), *Fair Value Measurements and Disclosures.*

Financial Instruments

The Company's financial instruments, which consist of securities owned, interest receivable from clearing broker, deposit with clearing broker, other assets, due to clearing broker, accounts payable and accrued expenses and other liabilities, are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Note A - Summary of Significant Accounting Policies (Continued)

Derivative Instruments

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their fixed income counterpart through the Company's trading strategies and are not utilized to economically match the fixed income trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts, typically on the 5-Year U.S. Treasury Note. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income. Dependent on market conditions, the Company will enter into a short position on the derivative contracts in proportion to the Company's long position held in Mortgage Backed Securities. The Company accounts for these instruments at fair value using level one inputs as defined in FASB ASC 820, and these positions are not netted or offset against any other position. Total derivative instruments amounted to $103,090 as at December 31, 2018, with a short position held of 100 March-2019 CBT 5yr Note contracts, reflecting a notional amount of $10,000,000. These derivative instruments are included in other assets on the statement of financial condition and do not qualify for hedge accounting.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the respective assets.

Uninsured Cash Balances

The Company maintains cash balances at financial institutions, which are insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. There were no cash balances in excess of insured amounts as at December 31, 2018.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large U.S. financial institutions and through reporting and control procedures.

New Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The company adopted ASU 2016-02 on January 1st, 2019. The company utilized the modified retrospective approach by recording accumulative effect adjustment at the beginning of the period of adoption. The adoption of ASU No. 2016-02 did not have a material effect on its results of operations, financial position or cash flows.

Note B - Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis, which were all classified as Level 2, as of December 31, 2018:

Note B - Fair Value Measurements (continued)

	Level 2
Obligations of U.S. government agencies	$ 62,701,155
Collateralized mortgage obligations	$ 1,575,357
Total	$ 64,276,512

Obligations of U.S. government agencies securities are callable agency-issued debt securities valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Obligations of U.S. government securities are categorized in level 2 of the fair value hierarchy.

Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Collateralized mortgage obligations are categorized in level 2 of the fair value hierarchy.

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2018:

	Cost	Accumulated Depreciation	Net Book Value
Computer and office equipment	$ 26,710	$ 26,710	$ -
Furnishings	135,040	135,040	-
Total	$ 161,750	$ 161,750	$ -

Note D - Due to Clearing Broker

The Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. Interest on such margin borrowings was charged at the clearing broker's internal cost of funds interest rate which was 3.249% as of December 31, 2018. As at December 31, 2018, such borrowings amounted to $56,852,313 and were fully collateralized by securities owned at a fair value of $64,276,512 plus accrued interest due from the clearing broker of $345,283.

Note E - Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 4% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65.

Note F - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note G - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and in connection therewith, the Company must maintain a deposit with the clearing broker which amounted to $150,000 at December 31, 2018.

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risks. TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains or losses recorded in the statement of financial condition. As at December 31, 2018, there were no open TBA positions.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large U.S. financial institutions and through reporting and control procedures.

Note H - Commitments and Contingencies

Operating Leases

The Company is obligated under operating leases with an affiliate of the Parent for office space in Boca Raton, Florida at a monthly rental of $3,267 through August 31, 2019 and in Cutler Bay, Florida at a monthly rental of $942 through March 31, 2019. The Company also has operating leases for its office spaces in New York City at a monthly rental ranging from $7,000 to $8,725 through January 31, 2020.

Future annual minimum lease payments under these operating leases are approximately as follows:

Year Ending December 31, 2018	Amount
2019	118,000
2020	7,000
Total	$ 125,000

Capital Contribution

In 2018, the parent entity of the Company admitted a new special class of members in exchange for a capital contribution. The special class of members has no ownership, voting rights or managerial duties, but strictly an economic interest in the Company's profit and loss from the trading of Mortgage Backed Securities. The capital contributed by the special class of members is eligible for withdrawal after a specified redemption period, in accordance with regulatory requirements. Upon the expiration of the specified redemption period, the special class of members have the individual right to request the return of all or a portion of their capital account balance as calculated at the time of the redemption request. Such request is required to be made directly to the parent entity of the Company, in accordance with a minimum notification period. In the event that the parent entity of the Company does not complete the payment to satisfy the redemption request, the Company shall act as guarantor of such payment.

Note I - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As at December 31, 2018, the Company had net capital, as defined, of $3,773,801 which was $3,673,801 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.